

03011326

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-52265

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

City National Securities, Inc.

Official Use Only
FIRM ID. NO.

RECD S.E.C.
FEB 26 2003

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

400 North Roxbury Drive, 7th Floor
(No. and Street)

Beverly Hills	California	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Haugen (310) 888-6438
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

355 South Grand Avenue	Los Angeles	California	90071
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

We, Michael Nunnelee and Michele Maslow, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 2002, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except for receivables from and payables to officers and directors in the amounts of $0.00 and $0.00, respectively. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 21st DAY OF February 2003
BY Michael Nunnelee & Michele Maslow
NOTARY PUBLIC

Alma Saghi

Notary Public

Name Michael Nunnelee
Title President

Name Michele Maslow
Title Chief Financial Officer


ALMA SAGHI
Commission # 1266584
Notary Public - California
Los Angeles County
My Comm. Expires Jul 3, 2004

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have Existed since the date of the previous audit

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



CITY NATIONAL SECURITIES, INC.

(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon and Filed in Accordance with Rule 17a-5(e)(3) as a Public Document)



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
City National Securities, Inc.:

We have audited the accompanying statement of financial condition of City National Securities, Inc., a wholly owned subsidiary of City National Bank, as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of City National Securities, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 14, 2003



CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	11,903,473
Receivables from clearing organizations		1,001,160
Marketable securities		776,215
Receivables from related parties		336,815
Deferred tax asset		410,048
Total assets	$	14,427,711
Liabilities and Stockholder's Equity		
Liabilities:		
Income tax payable	$	861,155
Accrued expenses		131,322
Total liabilities		992,477
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		2,999,000
Retained earnings		10,435,234
Total stockholder's equity		13,435,234
Total liabilities and stockholder's equity	$	14,427,711

See accompanying notes to financial statements.

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Financial Statements

December 31, 2002

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

City National Securities, Inc. (the Company), a wholly owned subsidiary of City National Bank (the Bank), is a registered member of the National Association of Securities Dealers and is engaged in the business of providing brokerage services to retail clients. The Bank is a wholly owned subsidiary of City National Corporation (the Corporation). The Company was formed on December 29, 1999, registered effective as a broker-dealer on March 15, 2000, and commenced operations on April 26, 2000.

City National Securities, Inc. is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through National Financial Services LLC.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, including an investment in a money market account, to be cash equivalents.

(c) Securities Transactions

Securities transactions, along with related trading gains and losses, are recorded on a trade-date basis.

(d) Fair Value of Financial Instruments

Marketable securities are carried at fair value on a trade-date basis, based on publicly reported bid and asked quotations or amounts approximating fair value. Other assets, including cash and certain receivables, are carried at fair value or contracted amounts, which approximate fair value due to the short period of maturity. Similarly, liabilities are carried at amounts approximating fair value.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

City National Securities, Inc. is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by City National Corporation. City National Securities, Inc. may also be included in certain state and local tax returns of City National Corporation or its subsidiaries. The

(Continued)

Company's tax sharing agreement with the Bank provides that income taxes be based on the separate results of City National Securities, Inc. The agreement generally provides that the Company pay to the Bank amounts equal to the taxes that City National Securities, Inc. would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Bank will pay the Company amounts equal to tax refunds City National Securities, Inc. would be entitled to if it had always filed a separate company tax return.

(f) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Subdistribution and Shareholder Servicing Fees

The Company serves as subdistributor for the Class A shares of ten open-end mutual funds of the CNI Charter Funds (the Prime Money Market Fund, Government Money Market Fund, California Tax Exempt Money Market Fund, Corporate Bond Fund, High Yield Bond Fund, California Tax Exempt Bond Fund, Government Bond Fund, Large Cap Value Equity Fund, Large Cap Growth Equity Fund, and Technology Growth Fund) managed by City National Asset Management, Inc., a wholly owned subsidiary of the Bank. SEI Investments Distributing Company serves as principal distributor for the Funds, and pursuant to the subdistribution agreement, the Company receives fees of 0.30% on an annual basis on the Prime Money Market Fund, Government Money Market Fund, California Tax Exempt Money Market Fund, High Yield Bond Fund, and Technology Growth Fund Class A share net assets. The Company receives fees of 0.25% on an annual basis on the California Tax Exempt Bond Fund, Large Cap Value Equity Fund, Large Cap Growth Equity Fund, Corporate Bond Fund, and Government Bond Fund Class A share net assets.

The Company has in place a shareholder servicing agreement, whereby the Company is compensated by the Funds for providing certain shareholder support services to Class A share investors of the Funds. Under the terms of the shareholder services agreement, the Company receives fees of 0.17% on an annual basis on the Prime Money Market Fund and Government Money Market Fund Class A share net assets. The Company receives 0.18% on an annual basis on the California Tax Exempt Money Market Fund Class A share net assets. The Company receives 0.25% on an annual basis on the remaining respective Fund's Class A share net assets.

(3) Transactions with Affiliates

Various expenses paid by the Bank, such as rent and certain general and administrative expenses, are reimbursed by the Company pursuant to an agreement between City National Securities, Inc. and the Bank.

(Continued)

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Financial Statements

December 31, 2002

(4) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The settlement of these transactions is not expected to have a material effect on the Company's financial condition.

(5) Regulatory Requirements

City National Securities, Inc. is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, City National Securities, Inc. had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $12,619,347 and this was $12,369,347 in excess of its required net capital of $250,000. City National Securities, Inc.'s net capital ratio was 0.079 to 1 as of December 31, 2002.

(6) Income Taxes

The tax effects of the temporary difference that gave rise to the deferred tax asset at December 31, 2002 are presented below:

Deferred tax asset:		
State taxes	$	410,048
Total deferred tax asset	$	410,048

In addressing the realizability of deferred assets, management believes that it is more likely than not that the carrying value of such assets will be recognized in future periods through the generation of taxable income.